SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

               Compania Electrica San Isidro S.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.          Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue      Entergy Enterprises, Inc.
222 East 41st Street            c/o Entergy Wholesale
New York, New York  10017         Operations
                                20 Greenway Plaza
                                Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Compania Electrica San Isidro S.A. ("San Isidro") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

               Compania Electrica San Isidro S.A.
               Calle Santa Rosa N76
               Santiago, Chile

   Compania Electrica San Isidro S.A. owns and operates a 370
MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro, Transmisora Electrica de Quillota Ltda., which is also a FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid. Entergy Corporation owns indirectly a 25% interest in San Isidro through its indirect interests in Entergy Power Chile S.A. and Inversiones Electricas Quillota
S.A., both of which are FUCOs under the Act.

    The following persons (other than Entergy Corporation and its subsidiaries) currently own a 5% or more voting interest in San Isidro: (a) Inversiones Electricas Quillota S.A. (50%); and
(b) Empresa Nacional de Electricidad S.A. (50%).

Item 2.   Domestic Associate Public-Utility Companies of San
          Isidro and their Relationship to San Isidro.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of San Isidro: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with San Isidro.


EXHIBIT A.     State Certification.

                 Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002